EXHIBIT 99.1

The Bank of Nova Scotia

Form 52-109F2

Certificate of Interim Filings – CFO (E)

Note to Reader from Source

We are filing herewith a revised English Form 52-109F2 Certificate of Interim Filings Full Certificate (the “Certificate”) of The Bank of Nova Scotia (the “Issuer”) to replace the original version filed with the Canadian securities regulatory authorities on February 28, 2017 filed under SEDAR Project No. 02588917, submission #1. The original version contained a typographical error with respect to the interim period under paragraphs 1 and 6, and we are re-filing the English Certificate of the Issuer to correct this.

FORM 52-109F2

CERTIFICATE OF INTERIM FILINGS

FULL CERTIFICATE

I, Sean D. McGuckin, Group Head and Chief Financial Officer of The Bank of Nova Scotia, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of The Bank of Nova Scotia (the “issuer”) for the interim period ended January 31, 2017.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (the COSO criteria).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on November 1, 2016 and ended on January 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: February 28, 2017

/s/ Sean D. McGuckin
Sean D. McGuckin
Group Head and Chief Financial Officer